November 26, 2008

VIA EDGAR
John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Great Southern Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 000-18082
Dear Mr. Nolan:

This letter is in response to your letter dated November 13, 2008, regarding the above-referenced filings of Great Southern Bancorp, Inc. Our responses to your comments are set forth below. For your convenience, we have repeated the comments verbatim.

We acknowledge that Great Southern Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosures in the referenced filings and Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. In addition, we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
RESPONSE TO COMMENT

Form 10-K for the fiscal year ended December 31, 2007
Management's Discussion and Analysis of Financial Condition and Results of Operation
Non-GAAP Reconciliation, pages 56 and 69

1.	We note your disclosure of non-GAAP per diluted share measures that excludes the impact of hedge accounting. In response to comment two of the staff's comment letter dated May 11, 2007, you stated that the Company would exclude such disclosure from future filings. Please explain and confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings.
In response to the staff's comment, we removed the disclosure of non-GAAP per diluted share measures from the Form 10-Q for the Quarterly Periods of June 30, 2007, and September 30, 2007. However, in the preparation of the Form 10-K for the Fiscal Year Ended December 31, 2007, we inadvertently placed these measures back in the document. We apologize for this oversight and will exclude the non-GAAP per diluted share measures from future filings.

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Non-performing Assets, page 61

2.	We note your disclosure on page 64 that based upon ABank's most recent Call Report (as amended), ABank's capital had been reduced but is still at a level that appears to provide adequate collateral for the $30 million outstanding loan balance at December 31, 2007, and therefore, you did not make a specific allocation of the allowance for loans losses to the ABHC credit. Please provide us with additional information as to how you concluded that no specific allowance was necessary for this loan. As part of your response provide your model, and explain your assumptions, including consideration of available information. Please also ensure your response specifically addresses the following:

A.	The repayment terms of the loan (maturity, monthly or quarterly principal payments, etc.)
B.	Whether this particular loan was originated at the same time your lending relationship began with ABHC in 1997.
C.	Whether banking regulators had to approve the loan considering it was collateralized by 100% of the stock of ABank.
D.	Whether you have ever modified or restructured the loan terms and if so, a detailed description of the modification or restructuring.
E.	How often you received information related to ABank and the nature of the information received. For example, tell us whether you received monthly information from ABank which would help you more closely evaluate the financial condition of the bank, and how you used this information to conclude that no specific allowance was necessary.

F.	The financial covenants that ABHC was in default of, by how much, and for how long. As part of your response, please provide more analysis as to why, based on this information, you did not believe a specific allowance was necessary.

G.	Your reasons for factoring the ability of ABHC to restructure its balance sheet, increase capital, timely comply with the requirements of federal bank regulators, land development and housing markets in its market areas and the strength of its borrowers in your analysis of ABHC's ability to resolve its issues, pay off the Bank's loan and your ultimate determination that an allowance was not necessary. In this regard, we are unclear why consideration of these factors is appropriate considering the majority of these items do not appear to be within the sole control of the company.

H.	How you considered the fact that ABank's capital exceeded the amount of the loan at December 31, 2007, in your conclusion that the loan was adequately collateralized and thus no allowance was necessary. In this regard, we note that ABank's capital was based on GAAP financial statements and not the capital of ABank on a fair value basis.

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I.	How you considered the drastic increase in non-performing loans and foreclosed assets reported by ABank subsequent to December 31, 2007, in concluding that no specific allowance was necessary at December 31, 2007.

J.	How you considered the drastic increase in ABank's provision for loan and lease losses and significant deterioration in earnings that occurred in the quarter ending December 31, 2007, specifically addressing any changes in model assumptions from September 30, 2007 to December 31, 2007.

K.	An in-depth explanation of how you considered ABank's two federal regulatory agreements that existed in June 2007 and January 2008.
L.	If you did not consider this loan to be impaired under SFAS No. 114, how this loan (and lack of impairment under SFAS No. 114) was taken into consideration in developing your SFAS 5 allowance. To the extent you did consider it an impaired loan under SFAS 114, tell us why you did not include it in your summary of impaired loans on page 14 in the December 31, 2007 Form 10-K.

Summary Response

In response to your comments, we reaffirm that as of the date of our December 31, 2007 10-K filing, our evaluation of the Arkansas-based Bank Holding Company (ABHC) loan indicated that the loan was not impaired in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan - an amendment of FASB Statements No. 5 and 15. Under SFAS No. 114, "a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement."

In conducting our impairment analysis of the ABHC credit, we considered all current information and events at the time of our 2007 Form 10-K filing. This included the financial results and information received, the deterioration of the Arkansas Bank's (ABank) loan portfolio and increased loan provisions, breach of the loan's financial covenants, ABank's capital plan and agreements/restrictions in place with regulators, prospects for future earnings and cash flow generation, updated appraisals, discussions with ABank management and their independent advisors, and due diligence performed on-site by Great Southern personnel. Considering these items, we determined that the loan was not impaired. Our three regulatory entities and our independent accounting firm were made aware of how we were accounting for this credit in Great Southern's December 31, 2007 financial statements. The following factors were the primary determinants:
  Cash flow analysis of ABank indicated that ABank would generate adequate earnings and cash flows to distribute to ABHC to service the loan;
  The most recent review of ABank's loan portfolio and troubled credits indicated that loan loss reserves appeared adequate to cover probable losses;
  A letter of intent (and subsequent definitive agreement) was in place to sell the Northwest Arkansas operations of ABank, creating an improved capital position; and
  All payments under the loan agreement were made by ABHC as agreed and the loan was current at the time of our 2007 Form 10-K filing.
The following further describes our process for identifying loans for impairment evaluation, our model for assessing impairment, specific events and facts concerning the ABHC credit, and our response to detailed items A through L noted above.

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Loan Identification Process

As part of our loan reserve policies, Great Southern reviews various criteria in identifying non-homogenous loans that should be evaluated for impairment in accordance with SFAS No. 114. These criteria include:
  Past due status
  Projected debt coverage ratio (DCR) below policy as indicated on industry reports
  Guarantor weakness as indicated by credit report or global DCR
  Overdraft issues
  Slow sales and/or cost overruns on construction and development loans
  Credit assessments
  Annual credit reviews on loans in excess of $5 million
  Other specific reviews
  Loan officer initiatives
The ABHC loan was evaluated for impairment on a quarterly basis as part of our credit review process.

Loan Impairment Analysis Model

For every loan identified for impairment evaluation, a determination is made as to whether the loan is impaired in accordance with SFAS No. 114. Under SFAS No. 114, "a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement." Our impairment analysis model for loans in our portfolio includes a review and assessment of all information available that could impact the borrower's ability to repay the loan. This includes but is not limited to:
  Review of payment history and repayment status
  Analysis of financial information related to the borrower (e.g. Call Reports, annual financial statements, etc.)
  Discussions with the borrower and their management
  Consideration of the borrower's operating environment
  Any regulatory restrictions over the borrower's activities
These factors are considered under the SFAS No. 114 framework in determining whether or not a loan is impaired.

ABHC Loan - Detailed Impairment Analysis

The following describes our detailed evaluation of the loan for impairment, assumptions used and current information and events considered in that determination.

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The following are some key dates/events related to the impairment analysis followed by a more detailed discussion:

1.   December 31, 2007 - Great Southern begins closing year-end books and ABHC credit initially evaluated
2.   January 30, 2008 - ABank files its initial December 31, 2007 Call Report
3.   February 25 - 28, 2008 - Great Southern conducts due diligence at ABank
4.   February 26, 2008 - ABank files amended December 31, 2007 Call Report
5.   March 6, 2008 - ABank receives letter of intent to sell Northwest Arkansas operations
6.   March 17, 2008 - Great Southern files its December 31, 2007 Form 10-K
7.   April 18, 2008 - ABank enters into definitive agreement to sell Northwest Arkansas operations following due diligence by potential purchaser
8.   April 30, 2008 - ABank files second amendment to its December 31, 2007 Call Report
9.   May 9, 2008 - OCC closes ABank and names FDIC as receiver
10. May 12, 2008 - Great Southern files Form 8-K indicating ABHC loan has been charged off

Our initial analysis of the loan at December 31, 2007 involved reviewing the most recent financial data available, primarily ABank's September 30, 2007 Call Report. This review indicated that although the non-performing and past-due numbers had increased from prior periods, ABank had made additional provisions to the loss reserve. Net Operating Income at ABank was $16.6 million (1.21% of average assets) for the nine month period after recording a provision of $34.7 million. The loan loss reserve to total loans ratio stood at 2.52%. Equity Capital was reported at $178.3 million which covered the Great Southern loan 5.94x or LTV of 16.8% of book value. In addition, ABHC was still in compliance with the loan covenants in place.

In discussions with Great Southern management, the ABank CEO maintained that ABank would reach the capital ratios required to begin paying dividends in January of 2008. Great Southern was comfortable with the collateral margin and that the level of the loss reserve was adequate to cover the risk.

Subsequent to the Great Southern balance sheet date, on January 30, 2008, ABank filed its Call Report for the year ended December 31, 2007. The Call Report filed January 30, 2008, showed a net loss of $58 million for the 2007 fiscal year, a reduction in capital to approximately $97 million, and $88 million in the allowance for loan and lease losses. After review of the Call Report, Great Southern scheduled a meeting with the president and CEO of ABank to discuss ABank's current financial condition. At that time, ABank's president informed officers of Great Southern that ABank's regulators had required ABank to raise its reserves significantly and that he believed the reserves at their then current levels were more than adequate to cover potential loan losses at ABank. Given the size of Great Southern's lending relationship with ABank and the deterioration in ABank's financial performance, senior officers of Great Southern conducted due diligence at ABank during the week of February 25, 2008. During that due diligence, the officers reviewed approximately two-thirds of ABank's criticized assets to assess whether the reserves allocated were adequate to support probable losses in the loan portfolio. During this time, ABank was receiving updated appraisals related to many criticized assets as required by the Office of the Comptroller of the Currency (OCC). Great Southern's review considered these new appraisals. Interviews were also conducted with ABank credit administration personnel to understand the methodology used in arriving at the allowance amount. Upon conclusion of the due diligence, the Great Southern officers concluded that ABank's allowance should be adequate to provide for loan losses in the portfolio.

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As a result of the ongoing loan review by an independent third party, on February 26, 2008, ABank filed an amendment to its December 31, 2007 Call Report, which showed capital further decreasing from $97 million to $75 million, and an increase of $17 million to its allowance for loan and lease losses. On Wednesday, February 27, 2008, ABank had a board meeting with personnel from the OCC, FDIC and the Federal Reserve. Great Southern personnel were not allowed to attend the meeting, but learned that the OCC had mandated ABank to take steps to increase their capital and to have firm plans for doing so by May 6, 2008. In response to the regulator's request, ABank hired an investment banking firm to solicit a buyer for the entire company and/or a buyer for a portion of the company. Ultimately, ABank received, on March 6, 2008, a non-binding letter of intent from a potential purchaser (who was affiliated with an organization that already had a $7 million loan to ABHC which was subordinate to Great Southern's loan) to purchase ABank's Northwest Arkansas deposits for a $12.5 million premium plus the Northwest Arkansas branch locations at book value, as well as a portion of the loans. Under the terms of the letter of intent, ABank would have realized approximately $30 million in additional capital. ABank's plan after consummation of the sale was to focus solely on the resolution of loan problems, and reduce its outstanding loan portfolio. Based upon our own independent calculations as well as our review of pro forma models prepared by ABank and its investment advisor, we concluded that upon the sale of the Northwest Arkansas operations ABank would be able to generate positive cash flow on a monthly basis. In addition, ABank had experienced steady decreases in its total loans during 2008 as they were receiving normal payments, collecting on some of their problem loans, and not originating any new loans. Thus, we determined that upon the consummation of the transaction, ABank would be adequately capitalized by two measures and just below adequately capitalized by one measure with the ability to continue making payments on the loan on a current basis. Based on our conversations with ABank management and its investment advisor, we had reason to believe that the transaction would ultimately be reduced to a definitive agreement and be consummated, provided the transaction was approved by the OCC.

The principals at the potential purchaser were known to ABank's management and its financial advisors and were also principals in a bank holding company. It was reported to Great Southern that the principals would have the wherewithal and be financially capable of purchasing the Northwest Arkansas operation. Thus, we had to make a determination as to whether or not the OCC would likely approve the transaction, which was designed to result in a $300 million reduction in assets at ABank at close to par and a deposit premium of $12.5 million. It appeared that this proposal would be far superior to what the government might realize in a liquidation of ABank assets on a distressed basis. Thus, our analysis as of the filing of our 2007 Form 10-K was that it was highly likely that the potential purchaser would be willing to purchase the assets and such purchase, if completed, would result in substantial additional capital for ABank. In addition, we believed the OCC would be inclined to approve the transaction because it would be in the best interest of all parties concerned. Management of ABank reported to Great Southern that based on their communications with the OCC that the OCC would consider this sort of a transaction (provided the remaining ABank would be viable), but the OCC was unwilling to commit until the letter of intent was reduced to a definitive agreement with no contingencies. We only had one direct conversation with the OCC on this matter. We believed, based on our analysis and on our review of the analysis of the investment advisors, the remaining ABank entity would be viable as their business plan demonstrated that they would be able to generate positive earnings and cash flow, reduce assets, and thereby increase their capital ratios.

On April 18, 2008 (subsequent to the filing of our 2007 Form 10-K), ABank did in fact enter into a definitive agreement with the potential purchaser to sell the performing loans and deposits associated with all nine Northwest Arkansas branches (including facilities) and up to $205 million in brokered certificates of deposit, plus an amount of U.S. Treasury and/or government-agency securities sufficient to enable the buyer to satisfy pledging requirements related to the deposit liabilities. The transaction would have resulted in ABank having total capital in excess of 200% of our loan amount as well as leverage and total risk-based capital ratios of 4.69% and 6.36%, respectively.

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Throughout the latter half of March 2008 and the month of April 2008, ABank continued to work on collecting its loans and moving toward the completion of the sale of its Northwest Arkansas operations to the potential purchaser. During April, the potential purchaser performed its due diligence on the company. Additional appraisals were received by ABank subsequent to March 17, 2008 (the filing date of our 2007 Form 10-K). These appraisals resulted in ABank taking additional provisions and they were required to amend their December 31, 2007 Call Report again on April 30, 2008. With this April 30, 2008 amendment, ABank's capital was reduced to $36 million.

At the beginning of May 2008, ABank filed its partial divestiture plan with the OCC which reflected the effect that the sale of its Northwest Arkansas would have on the remaining company's financial position. The divestiture plan revealed that subsequent to the sale of the Northwest Arkansas operations of ABank, the remaining company would have capital of $69 million and $87 million in its allowance for loan and lease losses. At that time to our knowledge, the plan was moving forward and in fact the potential purchasers met with the regulators during the week of May 5, 2008. On May 9, 2008, the OCC closed ABank and named the FDIC as receiver.

In summary, although ABank's loan portfolio had deteriorated, based on our analysis and the review of the third party firm's analysis, ABank had sufficient reserves to cover potential losses at December 31, 2007, and prior to the filing of our 2007 Form 10-K on March 17, 2008. ABank had a credible letter of intent to sell a substantial portion of its assets in a transaction that could result in significant additional capital for ABank. ABank and its investment advisor had prepared a business plan, which based on our analysis was reasonable and showed that ABank would have sufficient cash flow to make Great Southern's loan payments. Subsequent to the filing of the 2007 Form 10-K on March 17, 2008, the letter of intent with ABank's potential purchaser was in fact reduced to a definitive agreement. The agreement was sent to the OCC for approval. To our knowledge the OCC never gave any indication of acceptance or rejection to ABank's partial divestiture plan, and so we continued to believe that ABank's regulators were giving due consideration to its plan. On May 9, 2008, the OCC acted to close ABank and named the FDIC as receiver.

Response to Specific Items A through L

The following provides additional detailed responses and clarification related to requested items A through L.

A.	The repayment terms of the loan (maturity, monthly or quarterly principal payments, etc.)
The loan originated as a $25 million Revolving Line Of Credit (RLOC) on October 24, 2006, with a December 31, 2007 maturity date. The available RLOC was increased to $30 million on April 25, 2007. In September 2007, we extended the maturity on the loan to September 10, 2010, leaving the interest rate and the payment terms the same other than the principal payments were to begin in September 2009. In addition, we added financial loan covenants to the loan. We note that through September 2007, ABank had net income of approximately $17 million and had equity of $178 million (based on Call Report information). The contractual repayment terms of the loan required ABHC to make interest-only payments on a quarterly basis for two years beginning September 30, 2007, with quarterly principal and interest payments beginning September 30, 2009. All payments were made by ABHC according to the contractual terms of the note up until the time that ABank was closed by the OCC. In addition, the borrower deposited $903,000 during the first quarter of 2008 into a Great Southern Bank deposit account to support interest payments due the first two quarters of 2008.

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B.	Whether this particular loan was originated at the same time your lending relationship began with ABHC in 1997.
We began our relationship with ABHC in 1997 through the origination of a $5.5 million RLOC. Over the next 10 years, we maintained our lending relationship with ABHC through the periodic revolving and repayment of various RLOC's that increased in amount as ABHC's business (primarily ABank) continued to grow. As discussed in item A, the loan in question was originated on October 24, 2006.
C.	Whether banking regulators had to approve the loan considering it was collateralized by 100% of the stock of ABank.
No regulatory approval was required prior to disbursement of loan proceeds. Our regulators reviewed this loan each year as part of our annual safety and soundness exam.
D.	Whether you have ever modified or restructured the loan terms and if so, a detailed description of the modification or restructuring.
As discussed in Item A above, the available credit limit on the loan was increased from $25 million to $30 million on April 27, 2007 and the maturity extended to September 10, 2010 in September 2007. This modification of terms did not represent a troubled debt restructuring under the provisions of SFAS No. 114.
E.	How often you received information related to ABank and the nature of the information received. For example, tell us whether you received monthly information from ABank which would help you more closely evaluate the financial condition of the bank, and how you used this information to conclude that no specific allowance was necessary.
During the life of the loan relationship, Great Southern monitored all regulatory Call Reports issued by ABank and Y-9 filings of ABHC on a quarterly basis as part of our loan review process. In addition to regulatory reports, annual unqualified audited financial reports on ABHC were received and reviewed. Information received and analyzed also included past-due reports, problem loan watch lists, nonaccrual reports, and other financial information.

Following the conclusion of the OCC examination in 2007, an on-site visit to ABHC (the review was of the bank's financial condition in addition to discussion with ABHC management) was conducted by Great Southern's senior credit officers. During this visit, problem assets lists, past-due loan reports, larger problem credits and the results of ABank's most recent regulatory exam were reviewed and discussed. Subsequently, Great Southern required and received at least quarterly, financial information, past-due reports, problem loan and nonaccrual information. Uniform Bank Performance Report (UBPR) and Call Report information continued to be monitored on a quarterly basis as it became available. Contact and correspondence with ABank's senior management increased as a result of the asset quality deterioration. Another on-site review of ABank was performed in February 2008 in response to the December 31, 2007 Call Report filed on January 30, 2008. Emphasis of the visit was to assess the adequacy of the loan loss reserve to cover probable losses in the loan portfolio.

See Detailed Impairment Analysis above.

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F.	The financial covenants that ABHC was in default of, by how much, and for how long. As part of your response, please provide more analysis as to why, based on this information, you did not believe a specific allowance was necessary.
The following are the financial covenants for ABank's performance as required in our business loan agreement. These covenants were put in place in September 2007 in conjunction with the maturity extension of the loan.

	09/30/2007 Call Report	12/31/2007* Call Report	12/31/2007** Call Report	12/31/2007*** Call Report
ABank Capital (000's) (Reference Purposes Only)	$178,270	$97,398	$75,369	$35,895
Loan Covenants
a) The loan to book value for this loan will not exceed 25%	16.83%	30.80%	39.80%	83.58%
b) Tier 1 capital will equal at least 8%	9.17%	4.66%	3.60%	1.70%
c) Total Risk Based Capital equal to or greater than 10.5%	10.97%	6.82%	5.64%	3.40%
d) ROA will equal to or greater than 1%	1.21%	(3.11%)	(4.27%)	(6.35%)
* Filed 1-30-08 ** Amendment filed 2-26-08 - On-site visit during week of 2-25-08 to validate the Loan Loss Reserve allocation - GSB 10-K filing on 3-17-08 *** Amendment filed 4-30-08

As reflected above, all financial covenants were met until the filing of the December 31, 2007 Call Report which ABank filed on January 30, 2008. ABHC became in default of the loan agreement covenants at this time. Compliance with the above covenants further deteriorated as subsequent amendments of the December 31, 2007 Call Report were filed.

Despite failure to comply with financial covenants for the reasons discussed above, ABank remained in compliance with the contractual terms of the note itself and a specific allowance was not believed to be appropriate as we continued to believe it was probable that ABHC would be able to make principal and interest payments on the loan as they came due. See Detailed Impairment Analysis above.
G.	Your reasons for factoring the ability of ABHC to restructure its balance sheet, increase capital, timely comply with the requirements of federal bank regulators, land development and housing markets in its market areas and the strength of its borrowers in your analysis of ABHC's ability to resolve its issues, pay off the Bank's loan and your ultimate determination that an allowance was not necessary. In this regard, we are unclear why consideration of these factors is appropriate considering the majority of these items do not appear to be within the sole control of the company.
Paragraph 8 of SFAS No. 114 indicates that "a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement." EITF Topic No. D-80 further indicates that "existing environmental factors (for example, existing industry, geographical, economic, and political factors) should be considered as part of the current information and events when assessing a loan that has been identified for evaluation under Statement 114." As a result, we considered ABHC's ability to restructure its balance sheet, increase capital, comply with regulatory requirements, assessed land development and housing markets in ABHC's market area, and evaluated the strength of ABHC's borrowers. Although these factors may not have been within the Company's control, they did contribute to and impact our assessment of ABHC's financial stability and its ability to repay the loan in accordance with its contractual terms, and were therefore appropriate factors to consider under SFAS No. 114.

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H.	How you considered the fact that ABank's capital exceeded the amount of the loan at December 31, 2007, in your conclusion that the loan was adequately collateralized and thus no allowance was necessary. In this regard, we note that ABank's capital was based on GAAP financial statements and not the capital of ABank on a fair value basis.
As of the time of our filing, we believed that the most likely scenario was that ABank would sell its Northwest Arkansas assets at a substantial gain to a potential purchaser (and in fact a definitive agreement for such sale was executed). We had reason to believe that the remaining organization would survive and would be viable as an operating entity generating adequate cash flow to service the loan. ABank's plan was to reduce its asset size (and it had been successful in doing this in the first quarter of 2008 with an approximate $50 million asset reduction). ABank's capital was based on GAAP. Our impairment analysis was based primarily on the expectation of future cash flows of ABHC and its ability to pay principal and interest according to the contractual terms of the loan.
I.	How you considered the drastic increase in non-performing loans and foreclosed assets reported by ABank subsequent to December 31, 2007, in concluding that no specific allowance was necessary at December 31, 2007.
The increase in ABank's non-performing loans and foreclosed assets was considered as part of our loan review analysis and inherent in our assessment of whether ABank's allowance for loan and lease losses was adequate to cover probable losses in the company's loan portfolio. In order to allow us to make such a determination, we sent senior credit officers to ABank in late February 2008 to analyze ABank's loan and lease portfolio. The conclusion of our due diligence team was that the allowance on ABank's balance sheet as of December 31, 2007, as amended in the February 26, 2008 Call Report, was adequate to cover probable losses in the loan and lease portfolio at that time. During this same period, ABank had an OCC-approved third party entity reviewing its loans. We reviewed the third party's reports on the portfolio, and their analysis of the loan portfolio indicated the same conclusion as our independent analysis, that the allowance was adequate to cover probable losses at that time.

The losses incurred by ABank reflected in the December 31, 2007 Call Report as originally filed on January 30, 2008, and as amended on February 26, 2008, were the result of ABank increasing its allowance for loan and lease losses to a level deemed adequate by ABank based on the results of its ongoing third party loan review. At the time of filing our 2007 Annual Report on Form 10-K, even after recording an increased provision for loan and lease losses, ABank reported a book value exceeding the balance of our loan and appeared to be able to operate profitably going forward absent further declines in the collectability of its loan portfolio.
J.	How you considered the drastic increase in ABank's provision for loan and lease losses and significant deterioration in earnings that occurred in the quarter ending December 31, 2007, specifically addressing any changes in model assumptions from September 30, 2007 to December 31, 2007.
See related response under Item I.

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K.	An in-depth explanation of how you considered ABank's two federal regulatory agreements that existed in June 2007 and January 2008.
We were aware of the agreements after they were issued. The OCC agreement dated June 25, 2007 provided for ABank hiring a chief lending officer, restricting dividends to no more than 42% of ABank's earnings, achieving and maintaining total risk-based capital of at least 10.75% and Tier 1 capital of at least 8%, and restricting loan growth to no more than 10%. In addition, the Federal Reserve agreement dated January 29, 2008 included provisions for ABank to provide an updated capital plan and strategy to strengthen their balance sheet and return ABank to profitability. The Federal Reserve agreement allowed ABHC to make payments on our debt while it prohibited interest payments on other subordinated debt and shareholder dividends. We believed the restrictions and guidelines found in those agreements, when complied with by ABank, would provide a means for ABank to further strengthen its financial position and make ABank a more safe and sound institution and thus make our loan to ABHC more secure. Based on restrictions found in both the Federal Reserve and OCC agreements, it was possible that dividends from ABank to ABHC could have been delayed, thus resulting in a delay of the payments from ABHC to Great Southern. However, we expected to ultimately receive all amounts due including interest accrued at the contractual interest rate for any potential period of delay. Thus under Paragraph 8 of SFAS No. 114, any potential delay as a result of these agreements would be considered along with other factors. See discussion of this and other factors considered at the beginning of our response on Item 2. We would also note that the financial projections prepared by ABHC and its financial advisors indicated that the company would have operating income in excess of required payments required under the terms of our loan.
L.	If you did not consider this loan to be impaired under SFAS No. 114, how this loan (and lack of impairment under SFAS No. 114) was taken into consideration in developing your SFAS No. 5 allowance. To the extent you did consider it an impaired loan under SFAS No. 114, tell us why you did not include it in your summary of impaired loans on page 14 in the December 31, 2007 Form 10-K.
At December 31, 2007, and as reported in our Annual Report on Form 10-K for December 31, 2007, this loan was not considered "impaired" under SFAS No. 114. It was included on our Internal Loan Watch List in the analysis of our general reserves under SFAS No. 5. ABHC made all interest payments due to us in a timely manner through the date of the filing of our Annual Report on Form 10-K for December 31, 2007, and paid interest to us subsequent to this filing date through the date of ABank's closure. There were no principal payments due to us under the terms of the note until September 2009.

As stated in our Annual Report on Form 10-K for December 31, 2007, we believe that the determination of the allowance for loan losses involves a high degree of judgment and complexity. This evaluation is inherently subjective as it requires material estimates of uncertainties regarding individual loans, including factors that may be susceptible to significant change. For the Annual Report on Form 10-K for December 31, 2007, we determined that, under Paragraphs 3 and 8 of SFAS No. 5, an accrual of a loss was not appropriate because the loss (if any) was not both probable and reasonably estimable prior to the release of the financial statements. We have discussed previously in this response the timeline of events and various other factors related to the loan to ABHC. It was our judgment that, based on information available prior to the issuance of the financial statements for December 31, 2007, the asset was not impaired.

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Should you have any questions regarding our responses to Comments 1 and 2 above, please call me at (417) 888-4310 or CFO Rex Copeland at (417) 895-4741. Due to the Thanksgiving holiday, we will be out of the office on Thursday and Friday, November 27 and 28, 2008.

Very truly yours,

/s/ Joseph W. Turner
Joseph W. Turner
President and CEO

cc:	Martin L Meyrowitz, P.C. Mary Anne Pipkin Ben Phippen

End.